Morgan Stanley Institutional Fund, Inc. -
International Opportunity Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	 Renren Inc.
Purchase/Trade Date:	5/4/2011
Size of Offering/shares:  53,100,000 shares
Offering Price of Shares: $14.000
Amount of Shares Purchased by Fund: 518 shares
Percentage of Offering Purchased by Fund: 0.001
Percentage of Funds Total Assets: 0.10
Brokers: Morgan Stanley, Deutsche Bank Securities,
Credit Suisse, Jeffries, Oppenheimer & Co.,
BofA Merrill Lynch, Pacific Coast Securities
Purchased from:  Deutsche Bank Securities

Securities Purchased:	Yandex NV
Purchase/Trade Date:	5/24/2011
Size of Offering/shares: 52,174,088 shares
Offering Price of Shares: $25.000
Amount of Shares Purchased by Fund:  610
Percentage of Offering Purchased by Fund: 0.001
Percentage of Funds Total Assets: 0.21
Brokers: Morgan Stanley, Deutsche Bank Securities,
Goldman, Sachs & Co., Piper Jaffray,
Pacific Crest Securities
Purchased from:  Deutsche Bank Securities